AMEX:ROY	NR 07-23
TSX: IRC	December 24, 2007

INTERNATIONAL ROYALTY ANNOUNCES RE-STRUCTURING OF ITS INTEREST IN THE LEGACY SAND PROJECT

DENVER, COLORADO – December 24, 2007 – International Royalty Corporation (AMEX: ROY; TSX: IRC) (the “Company” or “IRC”) announced today that re-structuring of ownership in the Legacy Sand Project (“Legacy”) in Nance County, Nebraska, has been completed. This development-stage “frac sand” project, on which IRC acquired a production payment-styled royalty in February 2007 for US$12.0 million, began production in the 2nd quarter of the year, but has experienced problems in reaching targeted output levels. Reasons for the delay center on unforeseen technical issues related to the plant design and equipment. Resolution of these technical issues has been stalled by on-going disputes between the former owners of Legacy. In the meantime, there has been high demand for the limited production from the facility, and all product has been sold.

To resolve the dispute, the partners have sold all of their interests in Legacy to a privately-held purchaser (the “Buyer”). Under the terms of the sale, the Buyer will become the Manager of a new limited liability company, Preferred Rocks of Genoa Holding Company, LLC (“Genoa”), formed to finance, own and operate the Legacy project. A detailed plan has been formed to address existing technical issues and at the same time double the Legacy plant production capacity to 1,000,000 short tons per year of frac sand and other products.

To enable the sale and new investment, IRC has restructured its interest in Legacy, originally a fixed royalty of $4.75 per ton on the first 500,000 tons produced annually for a period of 12 years and a 2% gross royalty thereafter, as well as a security interest in the sand lease. Accordingly, IRC and the Buyer have completed the following restructuring of its interest in Legacy:

IRC received the following:

US$6.0 million in cash,

a membership interest in Genoa paying a 10% preferred return on a deemed US$8.0 million investment, including return of all capital before distribution of any cash to the Manager, and a residual net profits interest of 5.25% in the restructured Legacy project.

Any cash received on the deemed investment will be paid only to the extent of excess available funds.

The Company will not be required to contribute any additional capital to Genoa, such as for construction cost overruns, and will experience no dilution of its net profits interest.

Based on the construction, mining and marketing plans of the Buyer, the restructured investment is expected to provide IRC with project returns in excess of its original projections. Assuming these plans are successful, the Company estimates that the return of its restructured investment will be achieved within 2 to 5 years after full production is attained (projected for end of 2008), based on 750,000 short tons per year of marketable output and a weighted average product sales prices of US$65-US$75 per ton. After return of capital, IRC’s net profits interest would generate annual income in excess of US$1.0 million per year.

IRC concurs with the Buyer’s new plan as the best means to address the current issues while, more importantly, advancing the project to realization of its full potential. IRC continues to believe in the high quality of the Legacy resource, especially in light of the now demonstrated demand for its sand product, and supports the proposed plan of the new operations management.

International Royalty Corporation
International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds over 70 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project, and a 1.5% NSR on more than 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the American Stock Exchange (AMEX: ROY).

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver
Chairman and CEO

For further information please contact:
Jack Perkins, Investor Relations: (303) 991-9500
Douglas B. Silver, Chairman and CEO: (303) 799-9020
info@internationalroyalty.com
www.internationalroyalty.com

Renmark Financial Communications Inc.
Tina Cameron : tcameron@renmarkfinancial.com
Tel.: (514) 939-3989
www.renmarkfinancial.com

Cautionary Statement Regarding Forward-Looking Statements
This release contains ‘‘forward-looking information’’ which may include, but is not limited to, statements with respect to the Legacy Sand Project and future plans, intentions, objectives or goals of the Genoa and its Manager; anticipated resolution of the technical issues at the project; estimated production from the project and success of the detailed plan; estimated future revenues, costs and timing of production and revenues and future demand and pricing for the frac sand resource. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of IRC and/or its royalty assets to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, those factors discussed or referred to in the section entitled ‘‘Risk Factors’’ in the annual information form of the Company filed in Canada on SEDAR and in IRC’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained or incorporated by reference herein are made as of the date of this report and based on the opinions and estimates of management at that time, and IRC disclaims any obligation to update any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.